Exhibit 99.1

Press Release	Matthias Link
Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2872
F +49 6172 609-2294
matthias.link@fresenius.com
www.freseniusmedicalcare.com

May 19, 2015

Fresenius Medical Care confirms growth targets —Shareholders approve 18th consecutive dividend increase

Fresenius Medical Care, the world’s largest provider of dialysis products and services, is aiming to increase sales and earnings in the coming years. At today’s Annual General Meeting in Frankfurt, chief executive officer Rice Powell confirmed the company’s growth targets for 2015 and beyond. Revenue is expected to increase by 10 to 12% in constant currency and net income by up to 5%. In 2016, the company expects net income to grow by 15 to 20%, and revenue to increase by 9 to 12% in constant currency.

“We will continue to grow our dialysis services and products business while helping to decisively shape the development of the dialysis market,” Powell told shareholders. “But we are more than just a dialysis company. With the Care Coordination area, we will extend our range to additional medical services. In other words, we want to keep improving dialysis treatment overall.”

The new Care Coordination business area includes the coordination of outpatient, inpatient and intensive-care services, as well as vascular care. Fresenius Medical Care also offers laboratory services and coordinates medication for patients with chronic kidney failure. The company expects total revenue share from Care Coordination to grow from 7% to about 18% in 2020.

With a large majority of 99.62%, shareholders approved Fresenius Medical Care’s 18th consecutive dividend increase. The dividend will be raised to €0.78 from €0.77 per share.

Shareholder majorities of 99.83% and 98.81%, respectively, approved the actions of both the Management and Supervisory Boards in 2014.

At the Annual General Meeting, 74.19% of the subscribed capital was represented.

The next Annual General Meeting is scheduled for May 12, 2016.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.6 million individuals worldwide. Through its network of 3,396 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 286,768 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.